UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             KRONOS WORLDWIDE, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   50105F 10 5
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

         [ ]   Rule 13d-1(b)

         [ ]   Rule 13d-1(c)

         [ X ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      TIMET Finance Management Company

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                         3,985
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                          3,985

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,985

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      0.0%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Titanium Metals Corporation

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                         3,985
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                          3,985

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,985

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      0.0%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      NL Industries, Inc.

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      New Jersey

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    18,251,921
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     18,251,921

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      18,251,921

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      37.3%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Tremont LLC

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    23,620,031
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     23,620,031

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      23,620,031

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      48.3%

    12       TYPE OF REPORTING PERSON

                      OO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Valhi, Inc.

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,875,540
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,875,540

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,875,540

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.7%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Valhi Group, Inc.

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,875,540
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,875,540

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,875,540

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.7%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      National City Lines, Inc.

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,875,540
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,875,540

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,875,540

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.7%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      NOA, Inc.

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,875,540
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,875,540

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,875,540

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.7%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Dixie Holding Company

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,875,540
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,875,540

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,875,540

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.7%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Dixie Rice Agricultural Corporation, Inc.

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,875,540
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,875,540

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,875,540

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.7%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Southwest Louisiana Land Company, Inc.

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,875,540
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,875,540

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,875,540

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.7%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Contran Corporation

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,875,540
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,875,540

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,875,540

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.7%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      The Combined Master Retirement Trust

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,875,540
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,875,540

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,875,540

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.7%

    12       TYPE OF REPORTING PERSON

                      EP

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Harold Simmons Foundation, Inc.

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               5      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,875,540
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               8      SHARED DISPOSITIVE POWER

                                                     45,875,540

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      45,875,540

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [  ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      93.7%

    12       TYPE OF REPORTING PERSON

                      CO

CUSIP No.  50105F 10 5

     1       NAME OF REPORTING PERSON

                      Harold C. Simmons

                      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               5      SOLE VOTING POWER

                                                          4,110
        NUMBER OF
          SHARES               6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                    45,911,516
           EACH
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                           4,110

                               8      SHARED DISPOSITIVE POWER

                                                     45,911,516

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      4,110

    10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES  [ X ]

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      0.0%

    12       TYPE OF REPORTING PERSON

                      IN

                                  SCHEDULE 13G

Item 1(a).     Name of Issuer:

               Kronos Worldwide, Inc., a Delaware corporation (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

               Three Lincoln Centre
               5430 LBJ Freeway, Suite 1700
               Dallas, Texas   75240-2697

Items 2(a).    Name of Person Filing:

               The following entities or person (collectively, the "Reporting Persons") are filing this statement:

                    (i) TIMET Finance Management Company ("TFMC"), Tremont LLC ("Tremont"), NL Industries, Inc. ("NL") and Valhi, Inc. ("Valhi) as direct holders of shares
                           ("Shares") of common stock, par value $0.01 per share, of the Company;

                    (ii) Titanium Metals Corporation ("TIMET"), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran"), The Combined Master Retirement Trust (the "CMRT") and the Harold Simmons Foundation, Inc. (the "Foundation") by virtue of their direct or indirect ownership of TFMC, Tremont, NL or Valhi; and

                    (iii) Harold C. Simmons by virtue of his and his spouse's direct holdings of Shares and his positions with Contran and certain of the other entities (as described in this statement).

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The principal business office of TFMC is 300 Delaware Avenue, Suite 900, Wilmington, Delaware 19801. The principal business office of TIMET is 1999 Broadway, Suite 4300, Denver, Colorado 80202. The principal business office of NL, Tremont, Valhi, VGI, National, NOA, Dixie Holding, Contran, the CMRT and the Foundation is located at, and the business address of Harold C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. The principal business address of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542. The principal business address of Southwest is 402 Canal Street, Houma, Louisiana 70360.

Item 2(c).     Citizenship:

               Contran, Dixie Holding, National, Valhi TFMC and TIMET are Delaware corporations. NL is a New Jersey corporation. Tremont is a Delaware limited liability company. VGI is a Nevada corporation. NOA is a Texas corporation and the Foundation is a Texas non-profit corporation. Dixie Rice and Southwest are Louisiana corporations. The CMRT is governed by the laws of the state of Texas, except as those laws are superseded by federal law. Harold C. Simmons is a citizen of the United States.

Item 2(d).     Title of Class of Securities:

               Common stock, par value $0.01 per share.

Item 2(e).     CUSIP Number:

               50105F 10 5

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               (a)  [   ]  Broker or  dealer registered under section 15  of the
                           Act (15 U.S.C. 78o);

               (b)  [   ]  Bank as defined in section 3(a)(6) of the  Act (15 U.
                           S.C. 78c);

               (c)  [   ]  Insurance company as defined in section  3 (a)(19) of
                           the Act (15 U.S.C. 78c);

               (d)  [   ]  Investment  Company   registered  under  section 8 of
                           the Investment Company Act (15 U.S.C. 80a-8);

               (e)  [   ]  Investment adviser in accordance with  section 240.13
                           d-1(b)(1)(ii)(E);

               (f)  [   ]  An   employee   benefit   plan or  endowment  fund in
                           accordance    with   section 240.13d-1(b)(1)(ii)(F);

               (g)  [   ]  A   parent   holding    company  or   control  person
                           in accordance with section 240.13d-1(b)(1)(ii)(G);

               (h)  [   ]  A savings  association as defined in section  3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813);

               (i)  [   ]  A church plan that  is excluded from  the  definition
                           of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
                           80a-3); or

               (j)  [   ]  Group, in accordance  with  section   240.13d-1(b)(1)
                           (ii)(J).

Item 4.        Ownership (as of December 31, 2004).

                    (a)    Amount Beneficially Owned:

                    (b)    Percent of Class:

                           By virtue of the relationships described under Item 7 of this statement, as of December 31, 2004:

                           (1) TFMC and TIMET may be deemed to own  beneficially
                               the 3,985 Shares (approximately 0.0% of the outstanding Shares) that TFMC held directly;

                           (2) NL  may  be  deemed  to  own   beneficially   the
                               18,251,921 Shares (approximately 37.3% of the outstanding Shares) that NL held directly;

                           (3) Tremont  may be  deemed to own  beneficially  the
                               23,620,031 Shares (approximately 48.3% of the outstanding Shares) that TFMC, NL and Tremont held directly;

                           (4) Valhi, VGI, National,  NOA, Dixie Holding,  Dixie
                               Rice, Southwest, Contran, the CMRT and the Foundation may be deemed to own beneficially the 45,875,540 Shares (approximately 93.7% of the outstanding Shares) that TFMC, NL, Tremont and Valhi held directly; and

                           (5) Harold   C.   Simmons   may  be   deemed  to  own
                               beneficially the 45,915,626 Shares (approximately 93.8% of the outstanding Shares) that TMFC, NL, Tremont, Valhi, his spouse and he held directly.

               (c) Number of shares as to which the person has:

                    (i)    Sole power to vote or to direct the vote:

                           As of December 31, 2004, Harold C. Simmons had the sole power to vote or direct the disposition of 4,110 Shares.

                    (ii)   Shared power to vote or to direct the vote:

                           By virtue of the relationships described under Item 7 of this statement, as of December 31, 2004:

                           (1) TFMC and  TIMET  may be deemed to share the power
                               to vote or direct the disposition of the 3,985 Shares (approximately 0.0% of the outstanding Shares) that TFMC held directly;

                           (2) NL may be  deemed  to share  the power to vote or
                               direct the disposition of the 18,251,921 Shares (approximately 37.3% of the outstanding Shares) that NL held directly;

                           (3) Tremont  may be deemed to share the power to vote
                               or direct the disposition of the 23,620,031 Shares (approximately 48.3% of the outstanding Shares) that TFMC, NL and Tremont held directly;

                           (4) Valhi, VGI, National,  NOA, Dixie Holding,  Dixie
                               Rice, Southwest, Contran, the CMRT and the Foundation may have be deemed to share the power to vote or direct the disposition of the 45,875,540 Shares (approximately 93.7% of the outstanding Shares) that TFMC, NL, Valhi and Tremont held directly; and

                           (5) Harold  C.  Simmons  may be  deemed  to share the
                               power to vote or direct the disposition of the 45,911,516 Shares (approximately 93.8% of the outstanding Shares) that NL, Valhi, Tremont and his spouse held directly.

                    (iii)  Sole power to dispose or direct the disposition of:

                           See the response to Item 4(c)(i) of this statement.

                    (iv) Shared power to dispose or to direct the disposition of:

                           See the response to Item 4(c)(ii) of this statement.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7.        Identification   and  Classification  of  the  Subsidiary   Which
               Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

               See Schedule B attached hereto and incorporated herein by reference.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               Not applicable.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 4, 2005


                                                    /s/ Harold C. Simmons
                                                    ----------------------------
                                                    Harold C. Simmons
                                                    Signing in the
                                                    capacities listed on
                                                    Schedule "A" attached
                                                    hereto and
                                                    incorporated herein by
                                                    reference.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 4, 2005


                                                    /s/ Steven L. Watson
                                                    ----------------------------
                                                    Steven L. Watson
                                                    Signing in the
                                                    capacities listed on
                                                    Schedule "A" attached
                                                    hereto and
                                                    incorporated herein by
                                                    reference.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 4, 2005


                                                    /s/ Gregory M. Swalwell
                                                    ----------------------------
                                                    Gregory M. Swalwell
                                                    Signing in the
                                                    capacity listed on
                                                    Schedule "A" attached
                                                    hereto and
                                                    incorporated herein by
                                                    reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity, and as trustee of THE COMBINED MASTER RETIREMENT TRUST.


STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TREMONT LLC
VALHI GROUP, INC.
VALHI, INC.


GREGORY M. SWALWELL, as vice president of each of:

NL INDUSTRIES, INC.
TIMET FINANCE MANAGEMENT COMPANY
TITANIUM METALS CORPORATION

                                   SCHEDULE B


     The following information is presented as of December 31, 2004. All capitalized terms in this Schedule B have the same meanings given such terms in the statement to which this Schedule B is a part.

          Valhi, NL, Tremont and TFMC were the direct holders of 22,255,509 Shares (45.5%), 18,251,921 Shares (37.3%), 5,364,125 Shares (11.0%) and
     3,985 Shares (0.0%), respectively, of the outstanding Shares. Together, Valhi, NL and Tremont may be deemed to control the Company.

          TIMET is the direct holder of 100% of the outstanding shares of common stock of TFMC and may be deemed to control TFMC. Tremont, Harold C. Simmons' spouse, the CMRT and Valhi are the holders of approximately 39.6%, 14.4%, 12.1% and 1.3% of the outstanding shares of TIMET common stock. Tremont may be deemed to control TIMET. The ownership of Mr. Simmons' spouse is based on the 1,600,000 shares of TIMET's 6 3/4% Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), that she directly owns, which are convertible into 2,666,666 shares of TIMET common stock. The ownership of Valhi includes 24,500 shares of TIMET common stock that Valhi has the right to acquire upon conversion of 14,700 shares of Series A Preferred Stock that Valhi directly holds. The percentage ownership of TIMET common stock held by each of Ms. Simmons and Valhi assumes the full conversion of only the shares of Series A Preferred Stock she or Valhi owns, respectively.

          Valhi, Tremont and TFMC were the direct holders of approximately 62.2%, 21.1% and 0.5%, respectively, of the outstanding shares of NL common stock. Together, Valhi and Tremont may be deemed to control NL. Valhi was the direct holder of 100% of the membership interests of Tremont and may be deemed to control Tremont.

          VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT were the direct holders of 77.6%, 9.1%, 3.4%, 0.9%, 0.4% and 0.1%, respectively, of the outstanding common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding were the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA were the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest were the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice was the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran was the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran was the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

          Substantially all of Contran's outstanding voting stock was held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons was the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts held.

          The Foundation directly held approximately 0.9% of the outstanding shares of Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

          The CDCT No. 2 directly held approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

          The CMRT directly held approximately 12.1% of the outstanding shares of TIMET common stock and 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

          NL and a subsidiary of NL directly owned 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of percentage calculations such shares are not deemed outstanding.

          Harold C. Simmons is the chairman of the board and chief executive officer of each of the Company and NL, vice chairman of the board of TIMET, and the chairman of the board of each of Tremont, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

          By virtue of the holding of the offices, the stock ownership and his services as trustee, all as described above, (a) Harold C. Simmons may be deemed to control such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned directly or indirectly by any of such entities. Mr. Harold Simmons disclaims beneficial ownership of all Shares that Valhi, NL, Tremont or TFMC directly hold.

          Harold C. Simmons' spouse was the direct owner of 35,976 Shares, 69,475 shares of NL common stock, 1,600,000 shares of Series A Preferred Stock, which are convertible into 2,666,666 shares of TIMET common stock, and 43,400 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

          Harold C. Simmons directly held 4,110 Shares, 30,800 shares of NL common stock (including stock options exercisable for 6,000 shares) and 3,383 shares of Valhi common stock.

          A trust of which Harold C. Simmons and his spouse are co-trustees and the beneficiaries of which are the grandchildren of his spouse is the direct holder of 40,000 shares of Valhi common stock. Mr. Simmons disclaims beneficial ownership of these shares.